UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ArQule, Inc.

(Name of Subject Company)

ArQule, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04269E107

(CUSIP Number of Class of Securities)

Paolo Pucci

Chief Executive Officer

One Wall Street

Burlington, Massachusetts 01803

(781) 994-0300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts, 02116

(617) 573-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Argon Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Merck Sharp & Dohme Corp. (“Merck”), for all of the outstanding shares of common stock, par value $0.01 per share of ArQule, Inc. (“ArQule”, the “Shares”), to be commenced pursuant to the Agreement and Plan of Merger, dated December 6, 2019, among ArQule, Merck and Purchaser (the “Merger Agreement”). If successful, the Offer will be followed by a merger of Purchaser with and into ArQule (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

•	Exhibit 99.1: Joint Press Release, dated December 9, 2019
•	Exhibit 99.2: Tweet from ArQule, December 9, 2019
•	Exhibit 99.3: LinkedIn post from ArQule, December 9, 2019
•	Exhibit 99.4: LinkedIn post from Marc Schegerin, December 9, 2019
•	Exhibit 99.5: Message from ArQule’s website, December 9, 2019
•	Exhibit 99.6: Letter sent to key opinion leaders, physicians and investigators on December 9, 2019
•	Exhibit 99.7: Letter sent to patient advocacy groups on December 9, 2019
•	Exhibit 99.8: Email sent to analysts and investors of ArQule on December 9, 2019

Notice to Investors and Security Holders

The Offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Merck and Purchaser will file with the SEC. The solicitation and offer to buy Shares will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Merck and Purchaser will file a tender offer statement on Schedule TO and thereafter ArQule will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting ArQule or Merck. Copies of the documents filed with the SEC by ArQule will be available free of charge on ArQule’s internet website at http://investors.arqule.com/financial-information/sec-filings or by contacting ArQule’s investor relations contact at +1 (781) 994-0300. Copies of the documents filed with the SEC by Merck can be obtained, when filed, free of charge by directing a request to the Information Agent for the Offer which will be named in the Schedule TO.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Merck, as well as the solicitation/recommendation statement filed by ArQule, ArQule will also file annual, quarterly and current reports with the SEC. You may read and copy any reports or other information filed by ArQule or Merck at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. ArQule’s and Merck’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

The information contained in this communication is as of December 9, 2019. ArQule assumes no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments.

This communication contains forward-looking information related to Merck, ArQule and the proposed acquisition of ArQule by Merck that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, the ability of ArQule and Merck to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Merger Agreement; statements about the expected timetable for completing the transaction; ArQule’s and Merck’s beliefs and expectations and statements about the benefits being sought to be achieved in Merck’s proposed acquisition of ArQule; the potential effects of the acquisition on both ArQule and Merck; the possibility of any termination of the Merger Agreement, as well as the expected benefits and success of ArQule’s product candidates. These statements are based upon the current beliefs and expectations of the ArQule’s and Merck’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of ArQule’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement and the impact of the announcement and pendency of the transactions on ArQule’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; challenges inherent in new product development, including obtaining regulatory approval; and the company’s ability to accurately predict future market conditions.

A further description of risks and uncertainties relating to ArQule can be found in ArQule’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://www.arqule.com/.